08032208

PROCESSED

AUG 1 5 2008

THOMSON REUTERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 31691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2007 (MM/DD/YY) AND ENDING 06/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Confidential Management Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W. Big Beaver, Suite 320
(No. and Street)

Troy (City) MI (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Adams 248-540-7511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tassoni & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

30150 Telegraph Road, Suite 371 (Address) Bingham Farms (City) (State) 48025 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 13 2008 BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig M. Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Confidential Management Financial Services, Inc., as of June 30th, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN F. NOONAN
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Jun 26, 2011
ACTING IN COUNTY OF

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

For the Year Ended June 30, 2008

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS
30150 TELEGRAPH ROAD • SUITE 371
BINGHAM FARMS, MI 48025
(248) 642-0455 • FAX (248) 642-5886
Email: JDTCPA1@hotmail.com

TASSONI & ASSOCIATES, P.C.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Confidential Management Financial Services, Inc.
Troy, Michigan

We have audited the accompanying balance sheet of Confidential Management Financial Services, Inc., as of June 30, 2008, and the related statements of changes in stockholders' equity, income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Confidential Management Financial Services, Inc., as of June 30, 2008, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Tassoni & Associates, P.C.
Certified Public Accountants

July 17, 2008

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

BALANCE SHEET
June 30, 2008

ASSETS

Cash and Equivalents	$ 12,394
Prepaid Insurance	437
Total Assets	$ 12,831

STOCKHOLDERS EQUITY

Common Stock, $1 Par Value		
Authorized	50,000 Shares	
Issued and Outstanding	10,000 Shares	$ 10,000
Retained Earnings		2,831
Total Stockholders Equity		$ 12,831
Total Liabilities and Stockholders Equity		$ 12,831

See Accountants' Audit Report

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For the Year Ended June 30, 2008

	Common Stock	Retained Earnings	Total Stockholders Equity
Balance July 1, 2007	$ 10,000	$ 2,915	$ 12,915
Net Loss		(84)	(84)
Balance, June 30, 2008	$ 10,000	$ 2,831	$ 12,831

See Notes to Financial Statements

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

STATEMENT OF INCOME
For the Year Ended June 30, 2008

Revenues:	
Fees	$ 100,414
Total Revenue	$ 100,414
Operating Expenses:	
Administrative Services	$ 93,510
Commissions	526
Regulatory Expense	5,566
Insurance Expense	759
Miscellaneous Expense	305
Total Operating Expenses	$ 100,666
Income From Operations	(252)
Interest Income	168
Net Loss	$ (84)

See Notes to Financial Statements

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2008

Operating Activities Cash Flows:	
Net Loss	$ (84)
Adjustments to Reconcile Net Income to Net Cash Operating Activities Cash Flows:	
Decrease in prepaid insurance	84
Total Adjustments	$ -0-
Net Operating Activities Cash Flows	$ -0-
Net Change in Cash	-0-
Cash, July 1, 2007	12,394
Cash, June 30, 2008	$ 12,394

See Notes to Financial Statements

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

NOTES TO FINANCIAL STATEMENTS
June 30, 2008

Note A: Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

Business:

Confidential Management Financial Services, Inc. (CMFS) is a registered broker-dealer of securities and a member of the Financial Industry Regulatory Authority (FINRA).

CMFS sells mutual funds, life insurance policies, variable annuities and some direct participation programs. Rule 240.15c3-1 details the net capital requirements the Company must meet. CMFS has adopted the $5,000 minimum net capital requirement contained in that rule. This rule places significant restrictions on the manner in which it must handle customer funds and transact its business. The Company does not collect any cash. Cash is paid by the customers directly to the issuing entities. The Company also does not hold any securities for customers or effect any financial transactions with its customers. It, therefore, conforms to the exemption provision.

Cash and Equivalent:

Cash and equivalent includes cash in banks and a certificate of deposit maturing in less than sixty days.

Revenue Recognition:

The Company records revenue when earned. Generally, the earning process is not complete until investments, placed on behalf of its customers, are accepted by the investment sponsor.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

NOTES TO FINANCIAL STATEMENT
June 30, 2008

Note B: Related Parties:

CMFS has entered into an agreement with its stockholders whereby the stockholders have assigned to CMFS all of their rights and interest in all commissions, concessions and other fees earned or due him through his activities as a Registered Representative of CMFS in consideration of his association as a Registered Representative of CMFS. Revenues earned under this agreement totaled $98,824 for the year ended June 30, 2008.

CMFS is related by common ownership to Confidential Management Services, Inc. (CMS). CMFS has entered into a contract with CMS, whereby CMS provides administrative and office support services to CMFS. The contract provides that payment for these services shall approximate all commissions, concessions and other revenues earned by CMFS as a result of its securities activities, except for fees earned as the result of direct participation programs. At such time that CMFS shall participate in the sale of direct participation programs, any additional support services necessary and provided by CMS shall be subject to a separate agreement at negotiated fees. Amounts paid by CMFS under this contract totaled $93,510 for the year ended June 30, 2008.

Note C: FINRA Programs:

Pursuant to FINRA regulations, the Company adapted the required Anti-Money Laundering program. The Company has complied with the approved program during the year in all material respects. In addition, the Company has complied with all other FINRA requirements including business continuation plan, continuing education plan and supervisory control policy.

AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Confidential Management Financial Services, Inc.
Troy, Michigan

Our audit of the basic financial statements included in the preceding section of this report was performed for the purpose of forming an opinion on those statements taken as a whole. The supplemental material presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. We have found no material differences in the audited computations of the net capital. We have found no material inadequacies to exist.

Tassoni & Associates, P.C.
Certified Public Accountants

July 17, 2008

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

STATEMENT OF COMPUTATION OF MINIMUN CAPITAL REQUIREMENTS
For the Year ended June 30, 2008

Total Assets	$ 12,831
Total Liabilities	-0-
Adjusted Net Capital	$ 12,831
Minimum Capital Required	5,000
Excess Net Capital	$ 7,831

The information on this statement is in agreement in all material respects with the unaudited Focus Report 17A-5 filed by the Company as of June 30, 2008.

See Auditor's Report on Supplemental Information

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Confidential Management Financial Services, Inc.
Troy, Michigan

We have audited the financial statements of Confidential Management Financial Services, Inc.("Company") as of and for the year ended June 30, 2008, and and have issued our report thereon dated July 17, 2008.

We conducted our audit in accordance with generally accepted auditing standards and the standards set by the Financial Industry Regulatory Authority ("FINRA"). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement and about whether the Company complied with the laws and regulations, noncompliance with which would be material as to FINRA requirements.

The management of the Company is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles and that the Company is in compliance with FINRA standards. Because of inherent limitations in any internal control structure, errors, irregularities or instances of noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In planning and performing my audit, we obtained an understanding of the design of relevant controls and determined whether they had been placed in operation. We assessed control risk in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and on its compliance with FINRA standards and to report on internal control in accordance with the provisions necessary and not to provide any assurance on the internal control.

We performed tests of controls to evaluate the effectiveness of the design and operation of internal control structure policies and procedures that I consider relevant to preventing or detecting material noncompliance with specific requirements applicable to the Company's compliance with FINRA standards. Our procedures were less in scope than would be necessary to render an opinion on internal control structure policy and procedures. Thus, we do not express my opinion on those policies and procedures.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited or that noncompliance with laws and regulations that would be material to NASD standards may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control and its operations that I consider to be a material weakness as defined above.

Tassoni & Associates, P.C.
Certified Public Accountants

July 17, 2008

END